Mail Stop 3561

July 3, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Torbjorn B. Lundqvist
 Chief Executive Officer and Chief Financial Officer
AVIATION UPGRADE TECHNOLOGIES, INC.
24040 Camino Del Avion, #A303
Monarch Beach, California 92629 USA

> **Re:** **Aviation Upgrade Technologies, Inc.**
> **Supplemental response letter dated June 25, 2007 regarding the**
> **Form 10-KSB for the year ended December 31, 2006**
> **File No. 0-28347**

Dear Mr. Lundqvist:

        We have reviewed your supplemental response letter to us dated June 25, 2007 in response to our letter of comment dated May 8, 2007 and have the following comments which, unless otherwise stated, should be reflected in an amendment to your December 31, 2006 Annual Report on Form 10-KSB and March 31, 2007 Quarterly Report on Form 10-QSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The requested amendments should be filed as soon as possible.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Management's Discussion and Analysis, page 6

1.   Reference is made to the last sentence on page 7 with respect to the amount of negative working capital as of December 31, 2006. It appears the amount should have been $1,814,454, rather than $1,805,789. Your computation appears to have included the non-current asset, "net property and equipment." Please revise or advise as necessary.

2.   Please specifically state, in your disclosure on page 6, that, the audit report reflects the auditors' conclusion that substantial doubt about your ability to continue as a going concern for a reasonable period of time remains. These disclosures should be provided in your interim filings as well.

Financial Statements

3.   As several amounts have been restated from the originally filed December 31, 2006 Annual Report on Form 10-KSB, the amended filing should include the designation of "As restated" over the affected columns, with a detailed footnote as to the reasons for the restatement and disclosure of the line items and amounts that were restated. Also, supplementally advise of the reasons why decreases are being made to revenues, costs of sales, and operating expenses for fiscal 2006, as well as explaining why changes were made to the individual accounts that comprise fiscal 2006 current liabilities.

4.   Similarly, the audit report of Stan J.H. Lee, CPA, at page F-1, should be updated to address the restated financial statements as of and for the year ended December 31, 2006.

5.   Please supplementally tell us the consideration given to revising your conclusion, under Item 8A of the Form 10-KSB/A as to whether your disclosure controls and procedures were effective as of December 31, 2006, due to the fact that your financial statements will be restated. Also, an Item 4.02 Form 8-K should be filed immediately to the extent that you have concluded that the previously issued financial statements should no longer be relied upon.

6.   As a related matter, please expand Item 8A to clearly state, if true, that your CEO/CFO concluded that "disclosure controls and procedures were effective in timely alerting him to material information relating to the Company required to be included in periodic SEC reports."

Statements of Operations, page F-4

7.   We note your response to prior comment number 16 and the related disclosures included in the last paragraph of Note 11. Based on your supplemental response and the disclosures, it appears that the fiscal year 2005 financial statements should be restated to record the royalty expense with an offset to shareholders' equity to reflect the previous

non-recording of this capital transaction. Please revise your financial statements and disclosures in Note 11 accordingly. Also, expand your disclosure on page 8, within MD&A, to provide a cross-reference to Note 11 with respect to this transaction.

FORM 10-QSB (Quarter Ended March 31, 2007)

General

8.   Please amend your Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 to reflect financial statement changes that will occur, as appropriate, as a result of amending your December 31, 2006 Annual Report on Form 10-KSB. Further, we note several amounts disclosed in your MD&A for the quarter do not agree with the amounts in your financial statements. Please ensure consistency of all amounts throughout the filing. Also, the Exhibits 31.1 and 31.2 should be amended to include disclosure of your evaluation of the effectiveness of the disclosure controls and procedures, similar to the revised language reflected in the revised Exhibits to the amended December 31, 2006 Form 10-KSB. Finally, Exhibits 32.1 and 32.2 should be revised to indicate the period being certified is March 31, 2007 rather than March 31, 2004.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief